March 15, 2019

Matthew Kane
President and Chief Executive Officer
Precision BioSciences, Inc.
302 East Pettigrew St., Suite A-100
Durham, NC 27701

       Re: Precision BioSciences, Inc.
           Registration Statement on Form S-1
           Response dated March 13, 2019
           File No. 333-230034

Dear Mr. Kane:

       We have reviewed your March 13, 2019 response to our comment letter and have the following comment.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.
Unless we note otherwise, our references to prior comments are to comments in our March 6,
2019 letter.

Registration Statement on Form S-1 filed March 1, 2019

Capitalization, page 85

1. We acknowledge your March 13, 2019 response to comment 1 of our March 6, 2019 letter and your election to account for your 2019 Notes under the fair value option. Please tell us why the fair value of your 2019 Notes is $39.6 million upon the pro forma completion of your offering when at least $46.6 million worth of your common stock will be issued to settle these notes.
 Matthew Kane
Precision BioSciences, Inc.
March 15, 2019
Page 2

       You may contact Mark Brunhofer at 202-551-3638 or Mary Mast at 202-551-3613 if you
have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Gabor at 202-551-2544 or Joe McCann at 202-551-6262 with any other questions.



                                                       Sincerely,
FirstName LastNameMatthew Kane
                                                       Division of Corporation
Finance
Comapany NamePrecision BioSciences, Inc.
                                                       Office of Healthcare &
Insurance
March 15, 2019 Page 2
cc:       Heyward Armstrong
FirstName LastName